CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Bear Market PLUS due 2009	$5,500,000	$168.85

August 2007	Pricing Supplement No. 356
Registration Statement No. 333-131266
Dated August 1, 2007
Filed pursuant to Rule 424(b)(2)
Structured Investments
Opportunities in Equities
Bear Market PLUS based Inversely on the Value of the S&P 500® Index due February 11, 2009
Performance Leveraged Upside SecuritiesSM

The PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, you will receive for each stated principal amount of PLUS that you hold an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index on the index valuation date.

F I N A L T E R M S
Issuer:		Morgan Stanley
Maturity date:		February 11, 2009
Underlying index:		S&P 500® Index
Aggregate principal amount:		$5,500,000
Payment at maturity:
If the final index value is less than the initial index value,
$1,000 + enhanced downside payment,
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is greater than or equal to the initial index value but less than or equal to 108% of the initial index value,
$1,000, the stated principal amount
If the final index value is greater than 108% of the initial index value,
$1,000 – upside reduction amount
In no event will the payment at maturity be less than zero.

Enhanced downside payment:		$1,000 x leverage factor x index percent decrease
Upside reduction amount:		$1,000 x [(final index value – (initial index value x 108%)) / initial index value]
Index percent decrease:		(initial index value – final index value) / initial index value
Initial index value:		1,465.00
Final index value:		The index closing value of the underlying index on the index valuation date, February 6, 2009
Leverage factor:		330%
Maximum payment at maturity:		$1,495 (149.5% of the stated principal amount) per Bear Market PLUS
Minimum payment at maturity:		$0
Stated principal amount:		$1,000 per Bear Market PLUS
Issue price:		$1,000
Pricing date:		August 1, 2007
Original issue date:		August 6, 2007 (3 trading days after the pricing date)
CUSIP:		617475819
Listing:		The Bear Market PLUS will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Company
	Per Bear Market PLUS	$1,000	$1.50	$998.50
	Total	$5,500,000	$8,250	$5,491,750
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.
The Bear Market PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.
Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index

Fact Sheet

The Bear Market PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, guarantee no return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each stated principal amount of Bear Market PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based inversely upon the closing value of the underlying index at maturity.  The Bear Market PLUS are senior notes of Morgan Stanley and are part of Morgan Stanley’s Global Medium-Term Notes, Series F.

Key Dates

Pricing date:	Original issue date(settlement date):	Maturity date:

August 1, 2007	August 6, 2007 (3 business days after the pricing date)	February 11, 2009, subject to postponement due to a market disruption event
Key Terms

Issuer:	Morgan Stanley

Underlying index:	S&P 500® Index

Underlying index publisher:	Standard & Poor’s® Corporation

Issue price:	$1,000 per Bear Market PLUS

Stated principal amount:	$1,000 per Bear Market PLUS

Denominations:	$1,000 per Bear Market PLUS and integral multiples thereof

Interest:	None

Bull market or bear market PLUS:	Bear Market PLUS

Payment at maturity:
If the final index value is less than the initial index value,
$1,000 + enhanced downside payment,
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is greater than or equal to the initial index value but less than or equal to 108% of the initial index value,
$1,000, the stated principal amount
If the final index value is greater than 108% of the initial index value,
$1,000 – upside reduction amount
In no event will the payment at maturity be less than zero.

Enhanced downside payment:	$1,000 x leverage factor x index percent decrease

Upside reduction amount:	$1,000 x [(final index value – (initial index value x 108%)) / initial index value]

Leverage factor:	330%

Index percent decrease:	(initial index value – final index value) / initial index value

Initial index value:	1,465.00

Final index value:	The index closing value of the underlying index on the index valuation date as published on Bloomberg page “SPX” or any successor page.

Index valuation date:	February 6, 2009, subject to adjustment for certain market disruption events.

Maximum payment at maturity:	$1,495 (149.5% of the stated principal amount)

Minimum payment at maturity:	$0

Postponement of maturity date:
If the scheduled index valuation date is not an index business day or if a market disruption event occurs on that day so that the index valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the Bear Market PLUS will be postponed until the second scheduled index business day following that index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

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Bear Market PLUS Based Inversely on the Value of the S&P 500® Index

General Information

Listing:	The Bear Market PLUS will not be listed on any securities exchange

CUSIP:	617475819

Tax considerations:
Although the Issuer believes the Bear Market PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Bear Market PLUS.

Assuming this characterization of the Bear Market PLUS is respected, the following U.S. federal income tax consequences should result.

¡  A U.S. Holder should not be required to recognize taxable income over the term of the Bear Market PLUS prior to maturity, other than pursuant to a sale or exchange.

¡  Upon sale, exchange or settlement of the Bear Market PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Bear Market PLUS.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the Bear Market PLUS for more than one year.

Please read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the Bear Market PLUS.  Investors should note that the accompanying prospectus supplement for PLUS does not address the tax consequences to an investor holding the Bear Market PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or as part of a constructive sale transaction.  An investor who holds any securities the return on which is based on or linked to the performance of the S&P 500 Index or any component thereof should discuss with its tax advisors the U.S. federal income tax consequences of investing in the Bear Market PLUS (including the potential application of the “straddle” rules).

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)

Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)

Use of proceeds and hedging:
The net proceeds we receive from the sale of the Bear Market PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Bear Market PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, have hedged our anticipated exposure in connection with the Bear Market PLUS by taking positions in futures and options contracts on the underlying index. Such activities could have decreased the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the Bear Market PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA:	See “ERISA” in the prospectus supplement for PLUS.

Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

This offering summary represents a summary of the terms and conditions of the Bear Market PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus related to this offering.

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Bear Market PLUS Based Inversely on the Value of the S&P 500® Index

How Bear Market PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Bear Market PLUS based on the following terms:

Stated principal amount:                                   $1,000
Leverage factor:                                                  330%
Maximum payment at maturity:                       $1,495 (149.5% of the stated principal amount)
Minimum payment at maturity:                        $0

How it works

¡
If the final index value is less than the initial index value, then investors receive the $1,000 stated principal amount plus 330% of the decline in the underlying index over the term of the Bear Market PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 85% of the initial index value.

–	If the underlying index depreciates 5%, the investor would receive a 16.5% return, or $1,165.00.

–	If the underlying index depreciates 25%, the investor would receive the maximum payment at maturity of 149.5% of the stated principal amount, or $1,495.

¡
If the final index value is greater than or equal to the initial index value, but less than or equal to 108% of the initial index value, the investor would receive the stated principal amount of $1,000 per Bear Market PLUS.

–	If the underlying index appreciates 5%, the investor would receive the stated principal amount of $1,000 per Bear Market PLUS.

August 2007	Page 4

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index

¡
If the final index value is greater than 108% of the initial index value, the investor would receive an amount less than the $1,000 stated principal amount, based on a 1% loss of principal for each 1% increase in the underlying index above 108% of the initial index value, subject to the minimum payment at maturity of zero.

–	If the underlying index appreciates 28%, the investors would lose 20% of their principal and receive only $800 per Bear Market PLUS at maturity, or 80% of the stated principal amount.

–	If the underlying index appreciates 150%, the investor would receive no payment at maturity on the Bear Market PLUS.

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Bear Market PLUS Based Inversely on the Value of the S&P 500® Index

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of Bear Market PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is less than the initial index value, investors will receive for each $1,000 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$1,000    +    enhanced downside payment,

subject to a maximum payment at maturity of $1,495, or 149.5% of the stated principal amount of $1,000 for each Bear Market PLUS,

where,

enhanced downside payment   =   ($1,000    ×    330%    ×    index percent decrease)

and

If the final index value is greater than or equal to the initial index value, but less than or equal to 108% of the initial index value, investors will receive the stated principal amount of $1,000 for each Bear Market PLUS

If the final index value is greater than 108% of the initial index value, investors will receive for each $1,000 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$1,000    –    upside reduction amount

subject to a minimum payment at maturity of $0,

where,

Because the upside reduction amount will be greater than 0, the payment at maturity in this case will be less than $1,000, subject to the minimum payment at maturity of zero.

August 2007	Page 6

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Bear Market PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-12 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Market PLUS.

Structure Specific Risk Factors

¡
Bear Market PLUS do not pay interest and do not guarantee any return of principal.  The terms of the Bear Market PLUS differ from those of ordinary debt securities in that the Bear Market PLUS do not pay interest and do not guarantee any return of principal at maturity.  If the final index value is greater than 108% of the initial index value, the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each Bear Market PLUS by an amount proportionate to the increase in the value of the underlying index above 108% of the initial index level, and may be zero.

¡
Appreciation potential is limited.  The appreciation potential of Bear Market PLUS is limited by the maximum payment at maturity of $1,495, or 149.5% of the stated principal amount.  Although the leverage factor provides 330% exposure to any decline in the value of the underlying index at maturity, because the payment at maturity will be limited to 149.5% of the stated principal amount for each Bear Market PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value falls below 85% of the initial index value.

¡
Market price influenced by many unpredictable factors.  Several factors will influence the value of the Bear Market PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Bear Market PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

¡
Not equivalent to investing in or taking a short position with respect to the underlying index.  Investing in the Bear Market PLUS is not equivalent to investing in or taking a short position with respect to the underlying index or its component stocks.  Investors in the Bear Market PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

¡
Adjustments to the underlying index could adversely affect the value of the Bear Market PLUS.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Bear Market PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Bear Market PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Bear Market PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

August 2007	Page 7

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index

¡
The U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the Bear Market PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Bear Market PLUS, the timing and character of income on the Bear Market PLUS might differ from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the Bear Market PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Bear Market PLUS as ordinary income.  The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Bear Market PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

Other Risk Factors

¡
Secondary trading may be limited.  The Bear Market PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Bear Market PLUS.  Even if there is a secondary market, it may not provide significant liquidity.  Accordingly, you should be willing to hold your Bear Market PLUS to maturity.

¡
Potential adverse economic interest of the calculation agent.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could have adversely affected the value of the underlying index and, as a result, could have decreased the amount an investor may receive on the Bear Market PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could have decreased the value at which the underlying index must close before an investor receives a payment at maturity that exceeds the issue price of the Bear Market PLUS.  Additionally, such hedging or trading activities during the term of the Bear Market PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash an investor will receive at maturity.

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Bear Market PLUS Based Inversely on the Value of the S&P 500® Index

Information about the Underlying Index

The S&P 500® Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The S&P 500® Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in the prospectus supplement for PLUS.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2002 through August 1, 2007.  The closing value of the underlying index on August 1, 2007 was 1,465.81.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date.  The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,436.11
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter (through August 1, 2007)	1,553.08	1,455.27	1,465.81

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Bear Market PLUS Based Inversely on the Value of the S&P 500® Index

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment No. 1 to prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006:

http://www.sec.gov/Archives/edgar/data/895421/000095010306002844/dp04048_424b2.htm

Prospectus dated January 25, 2006:

http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

August 2007	Page 10